SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2010

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.
(Exact name of registrant as specified in its charter)
Itaú Unibanco Holding S.A.
(Translation of Registrant’s Name Into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Itaúsa
04344-902 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:  ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:   ☐      No:   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:   ☐      No:   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

Itaúsa - Investimentos Itaú S.A. A Publicly Held Company CNPJ 61.532.644/0001-15	Itaú Unibanco Holding S.A. A Publicly Held Company CNPJ 60.872.504/0001-23

MATERIAL FACT

Itaúsa - Investimentos Itaú S.A. (“Itaúsa”) and Itaú Unibanco Holding S.A. (“Itaú Unibanco”) announce the following transactions regarding the equity interest held by Bank of America Corporation (“BAC”) in Itaú Unibanco:

(1) The offering by BAC, in the form of American Depositary Shares – ADS (each ADS representing one preferred share issued by Itaú Unibanco), of all 188,424,758 preferred shares issued by Itaú Unibanco and owned by BAC, corresponding to approximately 8.4% of the preferred shares issued by Itaú Unibanco and 4.16% of its total capital stock.

Such sale will be made through a secondary offering of ADS (i) in the United States to qualified institutional buyers, as defined in Rule 144A under the Securities Act, in transactions exempt from registration under the Securities Act, and (ii) outside the United States and Brazil to non-U.S. persons in offshore transactions in reliance on Regulation S under the Securities Act.  This offering will not be registered with the Comissão de Valores Mobiliários or with the Securities and Exchange Commission. This “Material Fact” is not an offer of securities of Itaú Unibanco for sale in the United States or Brazil. Securities of Itaú Unibanco may not be offered or sold in the United States absent registration or an exemption from registration with the United States Securities and Exchange Commission.  The closing of the transaction is expected to take place in the week of May 31, 2010.

(2) The execution, on the date hereof, of a binding and irrevocable agreement between Itaúsa and BAC regarding the purchase by Itaúsa, through a private transaction and subject to the conditions set forth therein, of 56,476,299 common shares issued by Itaú Unibanco and owned by BAC, corresponding to approximately 2.5% of the common shares issued by Itaú Unibanco and 1.2% of its total capital stock (“Common Shares”).

Subject to the terms and conditions of the agreement mentioned above, the purchase price of each Common Share will correspond to the sale price of one ADS under the offering mentioned in item (1) above.

As a result of such transactions, BAC will no longer have the right to appoint one member of the Board of Directors of Itaú Unibanco and jointly sell its Itaú Unibanco’s shares in the event of a transfer of control (tag along).

Following the purchase of the Common Shares, the total direct and indirect stake held by Itaúsa in the total capital stock of Itaú Unibanco will increase from 35.43% to 36.68%.

(3) Due to the purchase of the Common Shares, on May 18, 2010 the Board of Directors of Itaúsa approved the company’s first issue of debentures (not convertible into shares and of unsecured type), in the total amount of R$ 1.4 billion, to be offered only to qualified institutional buyers in accordance with Instruction 476/09 of CVM (Comissão de Valores Mobiliários).

No material impacts are expected on the following Itaúsa’s fiscal years as a result of such transactions.

The transactions are consistent with the use of Itaúsa’s resources on businesses that create value to its stockholders and confirm the company`s reliance in the future of Brazil.

São Paulo, May [18], 2010.

Itaúsa - Investimentos Itaú S.A. Henri Penchas Investor Relations Officer	Itaú Unibanco Holding S.A. Alfredo Egydio Setubal Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Itaú Unibanco Holding S.A.
(Registrant)

Date: May 18, 2010	By:	/s/ Alfredo Egydio Setubal
		Name:	Alfredo Egydio Setubal
		Title:	Investor Relations Officer

By:	/s/ Sérgio Ribeiro da Costa Werlang
	Name:	Sérgio Ribeiro da Costa Werlang
	Title:	Chief Financial Officer